SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 19, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		977,278 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

977,278 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

977,278 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

United States

	7	SOLE VOTING POWER

NUMBER OF		16,666 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,630,000 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

22,630,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,646,666 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008 and Amendment No. 2 on August 28, 2008 (collectively, the “Schedule 13D”). This Third Amendment relates to the common shares, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). This Third Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC, an Oklahoma limited liability company (“Riata TransAtlantic”), and N. Malone Mitchell, 3rd, an individual resident of the State of Oklahoma (“Mitchell”). Dalea Partners, Dalea Management, Riata TransAtlantic, and Mitchell are collectively referred to herein as the “Reporting Persons.”
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Third Amendment, as follows:
The Reporting Persons hold the Shares as reported herein for investment purposes. Mitchell holds the Option Shares as reported herein for investment purposes.
From time to time the Reporting Persons may acquire additional shares of common stock of the Issuer in future open market or private transactions.
On September 19, 2008, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Longfellow Energy, LP, a Texas limited partnership (“Longfellow”), pursuant to which Longfellow agreed to sell the Issuer all of the outstanding shares of Longe Energy Limited, a Bermuda limited company and a wholly owned subsidiary of Longfellow (“Longe”), in exchange for (i) the issuance to Longfellow of 39,583,333 common shares of the Issuer at a purchase price of $1.20 per common share and (ii) 10 million common share purchase warrants (collectively, the “Longe Acquisition”). The purchase warrants will be exercisable for three years from the date of closing of the Purchase Agreement and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each purchase warrant at an exercise price of $3.00 per common share. Longfellow is owned by Mitchell, his wife and their children. Pursuant to the Purchase Agreement, Longfellow will have a pre-emptive right to purchase common shares offered by the Issuer in connection with certain issuances of common shares for a period of six months following the closing of the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and covenants of the parties and the closing of the Longe Acquisition is conditioned upon obtaining the approval of the Toronto Stock Exchange and a majority of the Issuer’s disinterested shareholders. The closing of the Longe Acquisition is further conditioned upon a private placement by the Issuer of 35,416,667 common shares to Mitchell and associated persons at a price of $1.20 per common share, generating gross proceeds of $42.5 million (the “Private Placement”). Of the 35,416,667 Common Shares to be sold in the Private Placement, 12,500,000 shares are expected to be issued to Longfellow, 21,708,917 are expected to be issued to Dalea Partners, 172,750 are expected to be issued to Riata TransAtlantic and the remaining 1,035,000 shares are expected to be issued to persons not affiliated with Mitchell. The Private Placement is conditioned on, and is expected to close concurrently with, the Longe Acquisition.

A Special Committee of independent members of the Issuer’s Board of Directors (the “Special Committee”) has evaluated the Longe Acquisition and the Private Placement and recommended the Longe Acquisition and the Private Placement for approval by the Issuer’s Board of Directors. The Special Committee retained independent legal counsel and an independent third party to conduct a formal valuation of Longe and to assess the fairness, from a financial point of view, of both the Longe Acquisition and the Private Placement to the Issuer and its shareholders. The Board of Directors of the Issuer determined that the Longe Acquisition and the Private Placement are in the best interests of the Issuer, approved the Longe Acquisition and the Private Placement and has called a special meeting of its shareholders for November 6, 2008 to vote upon a resolution to approve both the Longe Acquisition and the Private Placement. Following the final approval of the Longe Acquisition and the Private Placement, Mitchell is expected to beneficially own approximately 106,611,666 common shares, or approximately 64.7%, of the Issuer’s shares outstanding.
A copy of the Purchase Agreement is attached hereto as Exhibit B. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, as follows:
In connection with the Longe Acquisition and the Private Placement, and as a condition to the closing of the Purchase Agreement, the Issuer and Riata Management, LLC, an Oklahoma limited liability company (“Riata Management”), will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, from time to time and subject to certain limitations, Riata Management will have the right to request that the Issuer effect the qualification under Canadian securities laws of all or part of the common shares (and any securities of the Issuer issued on conversion of, in exchange for or in replacement of such common shares) owned or controlled by Riata Management, certain related entities and the parties who acquire common shares pursuant to the Longe Acquisition and the Private Placement (“Qualifiable Securities”), to permit the distribution of such Qualifiable Securities to the public in any or all of the provinces and territories of Canada (a “Demand Qualification”). The Issuer shall not be obligated to effect any Demand Qualification for less than $5,000,000 or more than two Demand Qualifications in any twelve month period or until a period of at least 90 days have elapsed from the effective date of the most recent qualification.
In addition to the Demand Qualification rights, subject to certain limitations, if the Issuer proposes to file a prospectus under Canadian securities laws in order to permit the qualification of securities that are to be sold by the Issuer or any shareholder of the Issuer, the Issuer shall use reasonable efforts to include in the proposed distribution such number of Qualifiable Securities as Riata Management shall request upon the same terms as such distribution.

A copy of the form of the Amended and Restated Registration Rights Agreement is attached hereto as Exhibit C. The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Third Amendment.
Exhibit B — Purchase Agreement (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Issuer (File No. 000-31643) with the SEC on September 25, 2008).
Exhibit C — Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Appendix C to the Proxy Statement filed on Schedule 14A filed by the Issuer (File No. 000-31643) with the SEC on September 26, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2008	DALEA PARTNERS, LP

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Partner

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd

N. MALONE MITCHELL, 3rd